

03031657

P.E 6-30-03

ASB FINANCIAL CORP.



0-25906

ANNUAL REPORT 2003

Dear Fellow Shareholder:

We are pleased to present ASB Financial Corp.'s Annual Report to Shareholders covering the fiscal year ended June 30, 2003. Our total assets grew during fiscal 2003 to $152.8 million, a record level for your Corporation. Similarly, our loan and deposit portfolios also attained record levels at $115.0 million and $130.8 million, respectively.

The adherence to our operating plan, along with the June 2002 acquisition of the Waverly Building and Loan Company, culminated in a year of record earnings performance for ASB Financial during fiscal 2003. Net earnings for the fiscal year ended June 30, 2003, totaled $2.1 million, or $1.30 per diluted share, which represents an increase of $548,000, or 36.2%, compared to net earnings reported for fiscal 2002.

The increase in net earnings for the fiscal year ended June 30, 2003 was due primarily to a $1.2 million, or 26.6%, increase in net interest income and a $259,000 increase in other income, which were partially offset by a $200,000, or 6.5%, increase in general, administrative and other expense, a $179,000 increase in provision for losses on loans, and a $298,000 increase in the provision for federal income taxes. Earnings per share increased by 34.0% through a combination of increased earnings and the effects of a continuation of the share repurchase plan during fiscal 2003. Additionally, for the fourth straight year, the Company has increased its quarterly dividend by $.01 per share to $.14, reflecting a 7.7% increase in dividends paid to our shareholders.

The Board and management of your Corporation determined that ASB Financial had more capital than we could effectively utilize in the near future. Since dividends are another method of rewarding our shareholders, your Corporation declared and paid a $1.00 per share special dividend on April 30, 2003. Our earnings performance and dividend strategy have served us well, as ASB Financial's stock price has outperformed most of our peers during the past year.

As always, we remain committed to maximizing the return on your investment and thank you for your continued support of ASB Financial Corp.

Very truly yours,

ASB Financial Corp.



Robert M. Smith
President

BUSINESS OF ASB FINANCIAL CORP.

ASB Financial Corp. ("ASB" or the "Corporation"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of American Savings Bank, fsb ("American" or the "Savings Bank"), a federal savings bank. ASB was formed in 1995 in connection with the conversion of American from a mutual savings association to a stock savings association (the "Conversion") which was completed in May 1995. Other than investing excess funds from the Conversion in investment securities, ASB's activities have been limited primarily to holding the common shares of American.

Serving the Portsmouth, Ohio, area since 1892, American conducts business from its main office at 503 Chillicothe Street in Portsmouth, Ohio and a branch office at 118 North Market Street in Waverly, Ohio. The principal business of American is the origination of loans secured by one- to four-family residential real estate located in American's primary market area, which consists of the Cities of Portsmouth and Waverly and contiguous areas of Scioto County and Pike County, Ohio. American also originates loans secured by multifamily residences (over four units) and nonresidential real estate and purchases interests in loans originated by other lenders secured by multifamily real estate and nonresidential real estate located outside of American's primary market area. In addition to real estate lending, American invests in mortgage-backed securities, U.S. Government and agency obligations and other investments. Funds for lending and other investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and from borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati.

ASB is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). American is subject to regulation, supervision and examination by the OTS and the FDIC. American is also a member of the FHLB of Cincinnati.

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662. The telephone number is (740) 354-3177.

MARKET PRICE OF ASB'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,655,497 common shares of ASB outstanding on September 8, 2003, held of record by approximately 750 shareholders. Price information for ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low closing prices for the common shares of ASB, as quoted by Nasdaq, together with dividends declared per share, for each quarter of fiscal 2003 and 2002.

Quarter ended	High close	Low close	Cash dividends declared
Fiscal 2003			
September 30, 2002	$11.59	$10.70	$0.13
December 31, 2002	$14.90	$10.70	$0.13
March 31, 2003	$17.50	$14.25	$0.13
June 30, 2003	$17.25	$14.05	$1.14
Fiscal 2002			
September 30, 2001	$10.98	$10.00	$0.12
December 31, 2001	$10.96	$ 9.51	$0.12
March 31, 2002	$10.85	$10.02	$0.12
June 30, 2002	$11.61	$10.25	$0.13

The income of ASB on an unconsolidated basis consists of interest and dividends on investment and mortgage-backed and related securities and dividends which may periodically be paid on the common shares of American held by ASB. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, American is not permitted to pay a cash dividend on its common shares if American's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated.

Selected consolidated financial condition data:	At June 30,				
	2003	2002	2001	2000	1999
	(In thousands)				
Total amount of:					
Assets	$152,755	$148,272	$140,987	$131,898	$123,248
Cash and cash equivalents (1)	7,610	7,704	4,649	5,069	7,566
Certificates of deposit in other financial institutions	173	100	-	-	293
Investment securities available for sale - at market	13,005	20,866	20,772	19,127	19,387
Mortgage-backed securities available for sale - at market	12,130	7,091	8,716	8,616	10,232
Loans receivable - net	114,974	109,015	103,308	94,744	82,430
Deposits	130,780	126,872	120,725	110,007	100,954
Advances from the FHLB	4,188	4,223	4,257	7,790	5,823
Shareholders' equity, restricted	16,359	15,454	14,503	12,581	15,040

(1) Consists of cash and due from banks and interest-bearing deposits in other financial institutions.

Selected consolidated operating data:	Year ended June 30,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Interest income	$9,576	$9,543	$10,262	$9,257	$8,580
Interest expense	3,888	5,050	6,379	5,427	5,112
Net interest income	5,688	4,493	3,883	3,830	3,468
Provision for (recoveries of) losses on loans	249	70	1	1	(1)
Net interest income after provision for (recoveries of) losses on loans	5,439	4,423	3,882	3,829	3,469
Other income	745	486	495	354	330
General, administrative and other expense	3,277	3,077	2,783	2,673	2,286
Earnings before income taxes and extraordinary item	2,907	1,832	1,594	1,510	1,513
Federal income taxes	846	548	460	426	433
Earnings before extraordinary item	2,061	1,284	1,134	1,084	1,080
Extraordinary item - negative goodwill arising from Waverly acquisition - net of tax	-	229	-	-	-
Net earnings	$2,061	$1,513	$ 1,134	$1,084	$1,080
Earnings per share					
Basic	$1.32	$1.00	$.75	$.70	$.68
Diluted	$1.30	$ .97	$.73	$.70	$.67

Selected financial ratios:	Year ended June 30, 2003	2002	2001	2000	1999
Return on average assets	1.36%	1.06%	.83%	.86%	.90%
Average interest rate spread during period	3.50	2.84	2.46	2.74	2.54
Net interest margin	3.81	3.23	2.94	3.15	3.04
Return on average equity	12.61	11.48	8.22	8.21	7.22
Equity to total assets at end of period	10.71	10.42	10.29	9.54	12.20
Average interest-earning assets to average interest-bearing liabilities	112.16	110.90	109.93	109.25	111.02
Net interest income to general, administrative and other expense	173.57	146.02	139.53	143.28	151.71
General, administrative and other expense to average total assets	2.16	2.16	2.05	2.13	1.91
Nonperforming assets to total assets	.80	.48	.44	.21	.31
Loan loss allowance to nonperforming loans	82.77	120.93	115.37	257.30	193.40
Dividend payout ratio	115.91	49.00	60.00	201.43	58.82

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

ASB was incorporated for the purpose of owning the outstanding common shares of American. As a result, the discussion and analysis that follows focuses primarily on the financial condition and results of operations of American. The following discussion and analysis of the consolidated financial condition and results of operations of ASB and American should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in this Annual Report.

On June 28, 2002, American acquired substantially all of the assets and liabilities of the Waverly Building and Loan Company ("Waverly"). The acquisition was accounted for in a manner similar to the purchase method of accounting.

Forward-Looking Statements are Subject to Change

Certain statements are made in this document as to what management expects may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on management's current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. Management's current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2002 TO JUNE 30, 2003

ASB's total assets amounted to $152.8 million at June 30, 2003, an increase of $4.5 million, or 3.0%, over 2002 levels. The increase in assets was comprised primarily of a $6.0 million increase in loans and a $5.0 million increase in mortgage-backed securities, which were partially offset by a $7.9 million decrease in investment securities. The increase in assets was funded by growth in deposits of $3.9 million and an increase in shareholders' equity of $905,000.

Cash and interest-bearing deposits totaled $7.6 million at June 30, 2003, a decrease of $94,000, or 1.2%, from 2002 levels. Investment securities totaled $13.0 million at June 30, 2003, a decrease of $7.9 million, or 37.7%, compared to the balance at June 30, 2002. Mortgage-backed securities totaled $12.1 million at June 30, 2003, an increase of $5.0 million, or 71.1%, year to year. During fiscal 2003, purchases of investment and mortgage-backed securities totaling $27.5 million were more than offset by maturities, sales and principal repayments of securities totaling $29.8 million.

Loans receivable increased by $6.0 million, or 5.5%, to a total of $115.0 million at June 30, 2003, compared to $109.0 million at June 30, 2002. Loan disbursements of $42.8 million and purchases of $2.8 million exceeded principal repayments of $39.3 million during fiscal 2003. The volume of loan disbursements and purchases in fiscal 2003 exceeded that of fiscal 2002 by $9.0 million, or 26.2%. Growth in loans secured by residential real estate totaled $6.6 million, or 8.8%, and growth in loans secured by nonresidential real estate totaled $3.2 million, or 25.8%, while the consumer loan portfolio decreased by $4.2 million, or 21.5%, year to year.

At June 30, 2003, American's allowance for loan losses was $1.0 million, representing .86% of total loans and 82.77% of nonperforming loans. At June 30, 2002, American's allowance for loan losses was $855,000, representing .77% of total loans and 120.9% of nonperforming loans. Nonperforming loans totaled $1.2 million and $707,000 at June 30, 2003 and 2002, respectively. At June 30, 2003, nonperforming loans were comprised of $924,000 of loans secured by one- to four-family residential real estate, $150,000 of commercial loans and $145,000 of consumer and other loans. Management believes that American's nonperforming loans are adequately collateralized and anticipates no loss on such loans. Although management believes that its allowance for loan losses at June 30, 2003, was adequate based on the available facts and circumstances, there can be no assurances that additions to the allowance will not be necessary in future periods, which could adversely affect ASB's results of operations.

Deposits increased by $3.9 million, or 3.1%, to a total of $130.8 million at June 30, 2003. The increase in deposits consisted primarily of an $8.4 million increase in money market deposit accounts, which was partially offset by a $4.7 million decrease in certificates of deposit year to year. Growth in deposits was generally used to fund new loan originations.

Shareholders' equity totaled $16.4 million at June 30, 2003, an increase of $905,000, or 5.9%, over June 30, 2002 levels. The increase resulted primarily from net earnings of $2.1 million, proceeds from stock option exercises of $1.2 million and the effects of $312,000 of amortization related to stock benefit plans, which were partially offset by dividends paid of $2.4 million, a $177,000 decrease in unrealized gains on available for sale securities and treasury stock purchases of $76,000. During fiscal 2003, the Corporation paid quarterly dividends totaling $.53 per share and a special dividend of $1.00 per share.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

General. Net earnings amounted to $2.1 million for the fiscal year ended June 30, 2003, an increase of $548,000, or 36.2%, over fiscal 2002. The increase in earnings resulted primarily from a $1.2 million increase in net interest income and a $259,000 increase in other income, which were partially offset by a $179,000 increase in the provision for losses on loans, a $200,000 increase in general, administrative and other expense, a $298,000 increase in the provision for federal income taxes and the nonrecurring effects of the 2002 recognition of after-tax negative goodwill resulting from the Waverly acquisition totaling $229,000. The level of income and expense for 2003 includes the effects of the acquisition of Waverly, which was acquired in June 2002 in a transaction accounted for using the purchase method of accounting.

Net Interest Income. Total interest income was $9.6 million for the fiscal year ended June 30, 2003, an increase of $33,000, or .3%, over fiscal 2002. Interest income on loans totaled $8.2 million in fiscal 2003, an increase of $330,000, or 4.2%. This increase was due primarily to a $7.4 million, or 7.0%, increase in the weighted-average balance of loans outstanding, which was partially offset by a 19 basis point decrease in the average yield, to 7.26% for the fiscal year ended June 30, 2003. Interest income on mortgage-backed securities decreased by $29,000, or 7.0%, as a result of a 204 basis point decrease in the average yield, which was partially offset by a $2.9 million, or 41.5%, increase in the weighted-average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits decreased by $268,000, or 21.8%, due primarily to a 103 basis point decrease in the average yield, to 3.71% for fiscal 2003.

Interest expense totaled $3.9 million for the fiscal year ended June 30, 2003, a decrease of $1.2 million, or 23.0%, from the $5.1 million total recorded in fiscal 2002. Interest expense on deposits decreased by $1.1 million, or 22.6%, due primarily to a 113 basis point decrease in the weighted-average cost of deposits, to 2.97% for fiscal 2003, which was partially offset by an $8.4 million, or 7.0%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings decreased by $48,000, or 40.3%, due primarily to a 73 basis point decrease in the average cost of borrowings, to 1.63% in fiscal 2003 and a

$685,000, or 13.6%, decrease in the weighted-average balance outstanding year to year. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.2 million, or 26.6%, to a total of $5.7 million for the fiscal year ended June 30, 2003, compared to $4.5 million in fiscal 2002. The interest rate spread increased by 66 basis points to 3.50% in fiscal 2003 from 2.84% in fiscal 2002, and the net interest margin increased by 58 basis points to 3.81% in fiscal 2003 from 3.23% in fiscal 2002.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded a $249,000 provision for losses on loans during the fiscal year ended June 30, 2003, an increase of $179,000, or 255.7%, over fiscal 2002. The fiscal 2003 provision was predicated primarily upon the growth in loans, the increase in nonperforming loans and the level of loan charge-offs during the period. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $745,000 for the fiscal year ended June 30, 2003, an increase of $259,000, or 53.3%, over the $486,000 recorded in fiscal 2002. The increase resulted from a $125,000 increase in gain on sale of investment securities year to year and an increase of $134,000, or 29.5%, in other operating income. The increase in other operating income was comprised primarily of increases in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.3 million for the fiscal year ended June 30, 2003, an increase of $200,000, or 6.5%, over the total recorded in fiscal 2002. The increase resulted primarily from increases of $149,000, or 9.5%, in employee compensation and benefits, $15,000, or 3.8%, in data processing costs, $10,000, or 1.2%, in other operating expense, and $18,000, or 16.2%, in franchise taxes. The increase in employee compensation and benefits was due primarily to the addition of five employees at the new Waverly office and normal merit increases, which were partially offset by a $45,000 decline in expense related to stock benefit plans and an increase in deferred loan costs associated with the increase in lending volume year to year. The increase in data processing was due primarily to advanced system upgrades, as well as increased costs related to American's growth in loans and deposits. The increase in franchise taxes was due primarily to growth in equity year to year. The increase in other operating expense was due primarily to increased expense associated with the debit card program and pro-rata increases in operating costs due to the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $846,000 for the fiscal year ended June 30, 2003, an increase of $298,000, or 54.4%, over the $548,000 recorded in fiscal 2002. The increase was due primarily to the $1.1 million, or 58.7%, increase in pre-tax earnings, which was partially offset by a $100,000 new markets tax credit. ASB's effective tax rates were 29.1% and 29.9% for the fiscal years ended June 30, 2003 and 2002, respectively.

COMPARISON OF OPERATING RESULTS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

General. Net earnings amounted to $1.5 million for the fiscal year ended June 30, 2002, an increase of $379,000, or 33.4%, over fiscal 2001. The increase in earnings resulted primarily from the recognition of after-tax negative goodwill totaling $229,000 in connection with the Waverly acquisition and a $610,000 increase in net interest income, which were partially offset by a $294,000 increase in general, administrative and other expense and an $88,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income was $9.5 million for the fiscal year ended June 30, 2002, a decrease of $719,000, or 7.0%, from fiscal 2001. Interest income on loans totaled $7.9 million in fiscal 2002, a decrease of $268,000, or 3.3%. This decrease was due primarily to an 83 basis point decrease in the average yield year to year, which was partially offset by a $7.3 million, or 7.4%, increase in the weighted-average balance of loans outstanding. Interest income on mortgage-backed securities decreased by $143,000, or 25.7%, as a result of a $1.4 million, or 16.7%, decrease in the weighted-average balance outstanding, and a 72 basis point decrease in yield year to year. Interest income on investment securities and interest-bearing deposits decreased by $308,000, or 20.0%, due primarily to a 135 basis point decrease in the average yield, which was partially offset by a $686,000, or 2.7%, increase in the weighted-average balance outstanding year to year.

Interest expense totaled $5.1 million for the fiscal year ended June 30, 2002, a decrease of $1.3 million, or 20.8%, from the $6.4 million total recorded in fiscal 2001. Interest expense on deposits decreased by $1.1 million, or 18.3%, due primarily to a 114 basis point decrease in the weighted-average cost of deposits, which was partially offset by a $5.1 million, or 4.4%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings decreased by $227,000, or 65.6%, due primarily to a 427 basis point decrease in the average cost of borrowings, to 2.36% in fiscal 2002. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall decline in interest rates in the economy during 2001. This low interest rate environment continued through the first six months of 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $610,000, or 15.7%, to a total of $4.5 million for the fiscal year ended June 30, 2002, compared to $3.9 million in fiscal 2001. The interest rate spread increased by 38 basis points to 2.84% in fiscal 2002 from 2.46% in fiscal 2001, and the net interest margin increased by 29 basis points to 3.23% in fiscal 2002 from 2.94% in fiscal 2001.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management elected to record a $70,000 provision for losses on loans during the fiscal year ended June 30, 2002. The fiscal 2002 provision was predicated primarily upon the increase in nonperforming loans and the level of loan charge-offs during the period.

Other Income. Other income totaled $486,000 for the fiscal year ended June 30, 2002, a decrease of $9,000, or 1.8%, from the $495,000 recorded in fiscal 2001. The decrease resulted from an $86,000 decrease in gain on sale of investment securities year to year, which was substantially offset by an increase of $77,000, or 20.4%, in other operating income. The increase in other operating income was comprised of increases in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.1 million for the fiscal year ended June 30, 2002, an increase of $294,000, or 10.6%, over the total recorded in fiscal 2001. The increase resulted primarily from increases of $68,000, or 4.5%, in employee compensation and benefits, $47,000, or 13.5%, in data processing costs and $225,000, or 40.3%, in other operating expense, which were partially offset by a decrease of $55,000, or 33.1%, in franchise taxes. The increase in employee compensation and benefits was due primarily to normal merit increases, which were partially offset by a decrease in expense related to stock benefit plans year to year. The increase in data processing was due primarily to costs related to enhanced computer programs for item-processing and advanced system upgrades, as well as increased costs related to American's overall growth year to year. The increase in other operating expense was due primarily to expense related to the Savings Bank's investment in a low income housing project, as well as increased expense associated with the debit card program, increased professional fees associated with the acquisition of Waverly and pro-rata increases in operating costs due to the Corporation's overall growth year to year. The decrease in franchise taxes was due primarily to refund claims on prior year tax filings.

Federal Income Taxes. The provision for federal income taxes totaled $548,000 for the fiscal year ended June 30, 2002, an increase of $88,000, or 19.1%, over the $460,000 recorded in fiscal 2001. The increase was due primarily to the effects of a $238,000, or 14.9%, increase in pre-tax earnings. ASB's effective tax rates were 29.9% and 28.9% for the fiscal years ended June 30, 2002 and 2001, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to ASB's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from average monthly balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended June 30,								
	2003			2002			2001		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable	$113,396	$8,231	7.26%	$106,024	$7,901	7.45%	$ 98,713	$ 8,169	8.28%
Mortgage-backed securities	9,828	384	3.91	6,947	413	5.95	8,338	556	6.67
Investment securities and other interest-earning assets	25,929	961	3.71	25,930	1,229	4.74	25,244	1,537	6.09
Total interest-earning assets	149,153	9,576	6.42	138,901	9,543	6.87	132,295	10,262	7.76
Non-interest-earning assets	2,219			3,728			3,780		
Total assets	$151,372			$142,629			$136,075		
Interest-bearing liabilities:									
Deposits	$128,626	3,817	2.97	$120,212	4,931	4.10	$115,126	6,033	5.24
Borrowings	4,354	71	1.63	5,039	119	2.36	5,217	346	6.63
Total interest-bearing liabilities	132,980	3,888	2.92	125,251	5,050	4.03	120,343	6,379	5.30
Non-interest-bearing liabilities		2,051			4,199			1,933	
Total liabilities	135,031			129,450			122,276		
Shareholders' equity	16,341			13,179			13,799		
Total liabilities and shareholders' equity	$151,372			$142,629			$136,075		
Net interest income		$5,688			$4,493			$ 3,883	
Interest rate spread			3.50%			2.84%			2.46%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.81%			3.23%			2.94%
Average interest-earning assets to average interest-bearing liabilities			112.16%			110.90%			109.93%

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected ASB's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,					
	2003 vs. 2002			2002 vs. 2001		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest-earning assets:						
Loans receivable	$579	$ (249)	$ 330	$582	$ (850)	$ (268)
Mortgage-backed securities	181	(210)	(29)	(87)	(56)	(143)
Investment securities and interest - bearing assets	-	(268)	(268)	40	(348)	(308)
Total interest-earning assets	760	(727)	33	535	(1,254)	(719)
Interest-bearing liabilities:						
Deposits	378	(1,492)	(1,114)	257	(1,359)	(1,102)
Borrowings	(16)	(32)	(48)	(11)	(216)	(227)
Total interest-bearing liabilities	362	(1,524)	(1,162)	246	(1,575)	(1,329)
Increase in net interest income			$1,195			$ 610

ASSET AND LIABILITY MANAGEMENT

American, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As a part of its effort to monitor its interest rate risk, American reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology used by the OTS.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The methodology attempts to quantify interest rate risk as the change in the NPV which would result from theoretical changes in market interest rates.

The following table presents, at June 30, 2003 and 2002, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates. Decreases of greater than 100 basis points are not presented at June 30, 2003 and 2002, due to the low interest rate environment in existence at those dates.

Changes in interest rate (basis points)	Board limit % changes	At June 30, 2003 NPV as a % of PV of Assets Ratio	Change in NPV	At June 30, 2002 NPV as a % of PV of Assets Ratio	Change in NPV
+300	(6)%	9.26%	(256)bp	8.61%	(377)bp
+200	(6)	10.45	(137)	10.01	(237)
+100	(6)	11.42	(40)	11.35	(103)
-	-	11.82	-	12.38	-
-100	6	11.60	(22)	12.55	17

The model reflects that American's NPV is more sensitive to an increase in interest rates than a decrease in interest rates. This occurs principally because, as rates rise, the market values of the Savings Bank's investments, adjustable-rate mortgage loans, fixed-rate loans and mortgage-backed securities decline due to the rate increases. The values of the Savings Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

If interest rates rise from current levels, American's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect American's earnings due to diminished loan demand.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they do not all reprice simultaneously and they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind such changes. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could deviate significantly from those assumed in calculating the table.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash and cash equivalents and investment securities available for sale, is a result of the operating, investing and financing activities of American. These activities are summarized below on a consolidated basis for the years ended June 30, 2003, 2002, and 2001:

	Year ended June 30,		
	2003	2002	2001
	(In thousands)		
Net cash from operating activities	$2,229	$1,932	$1,536
Net cash from investing activities	(4,828)	647	(8,250)
Net cash from financing activities	2,505	476	6,294
Net change in cash and cash equivalents	(94)	3,055	(420)
Cash and cash equivalents at the beginning of the year	7,704	4,649	5,069
Cash and cash equivalents at the end of the year	$7,610	$7,704	$4,649

At June 30, 2003, American had outstanding commitments of approximately $2.0 million to originate loans. Additionally, American was obligated under unused lines and letters of credit totaling $7.0 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2003, and will be funded from existing excess liquidity and normal cash flow from operations.

American is required by OTS regulations to maintain specified minimum amounts of capital. At June 30, 2003, American exceeded all applicable minimum capital requirements. The following table sets forth the amount and percentage level of American's regulatory capital at June 30, 2003, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets. American meets the definition of a "well capitalized" institution under OTS regulations.

June 30, 2003

	Regulatory capital		Current requirement		Excess of regulatory capital over current requirement	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Tangible capital	$12,853	8.6%	$2,260	1.5%	$10,593	7.1%
Core capital	$12,853	8.6%	$6,028	4.0%	$6,825	4.6%
Risk-based capital	$14,669	15.8%	$7,422	8.0%	$7,247	7.8%

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
ASB Financial Corp.

We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASB Financial Corp. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.


Grant Thornton LLP

Cincinnati, Ohio
August 12, 2003

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2003 and 2002
(In thousands, except share data)

ASSETS	2003	2002
Cash and due from banks	$ 2,932	$ 1,428
Interest-bearing deposits in other financial institutions	4,678	6,276
Cash and cash equivalents	7,610	7,704
Certificates of deposit in other financial institutions	173	100
Investment securities available for sale - at market	13,005	20,866
Mortgage-backed securities available for sale - at market	12,130	7,091
Loans receivable - net	114,974	109,015
Office premises and equipment - at depreciated cost	1,829	1,277
Federal Home Loan Bank stock - at cost	1,061	1,017
Accrued interest receivable on loans	308	216
Accrued interest receivable on mortgage-backed securities	62	41
Accrued interest receivable on investments and interest-bearing deposits	230	293
Prepaid expenses and other assets	1,050	646
Prepaid federal income taxes	164	-
Deferred federal income taxes	159	6
Total assets	$152,755	$148,272
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$130,780	$126,872
Advances from the Federal Home Loan Bank	4,188	4,223
Advances by borrowers for taxes and insurance	177	162
Accrued interest payable	72	85
Other liabilities	1,179	1,307
Accrued federal income taxes	-	169
Total liabilities	136,396	132,818
Commitments	-	-
Shareholders' equity		
Preferred stock, 1,000,000 shares authorized, no par value; no shares issued	-	-
Common stock, 4,000,000 shares authorized, no par value; 1,905,614 and 1,760,681 shares issued at June 30, 2003 and 2002, respectively	-	-
Additional paid-in capital	9,895	8,619
Retained earnings, restricted	8,782	9,152
Shares acquired by stock benefit plans	(285)	(537)
Accumulated comprehensive income, unrealized gains on securities designated as available for sale, net of related tax effects	673	850
Less 243,267 and 232,819 shares of treasury stock at June 30, 2003 and 2002, respectively - at cost	(2,706)	(2,630)
Total shareholders' equity	16,359	15,454
Total liabilities and shareholders' equity	$152,755	$148,272

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended June 30, 2003, 2002 and 2001
(In thousands, except per share data)

	2003	2002	2001
Interest income			
Loans	$8,231	$7,901	$ 8,169
Mortgage-backed securities	384	413	556
Investment securities	936	1,221	1,533
Interest-bearing deposits and other	25	8	4
Total interest income	9,576	9,543	10,262
Interest expense			
Deposits	3,817	4,931	6,033
Borrowings	71	119	346
Total interest expense	3,888	5,050	6,379
Net interest income	5,688	4,493	3,883
Provision for losses on loans	249	70	1
Net interest income after provision for losses on loans	5,439	4,423	3,882
Other income			
Gain on sale of investment securities	156	31	117
Other operating	589	455	378
Total other income	745	486	495
General, administrative and other expense			
Employee compensation and benefits	1,725	1,576	1,508
Occupancy and equipment	198	190	178
Franchise taxes	129	111	166
Data processing	410	395	348
Other operating	815	805	583
Total general, administrative and other expense	3,277	3,077	2,783
Earnings before income taxes and extraordinary item	2,907	1,832	1,594
Federal income taxes			
Current	908	595	494
Deferred	(62)	(47)	(34)
Total federal income taxes	846	548	460
Earnings before extraordinary item	2,061	1,284	1,134
Extraordinary item - negative goodwill arising from Waverly acquisition - net of tax effects of $118	-	229	-
NET EARNINGS	$2,061	$1,513	$ 1,134
EARNINGS PER SHARE			
Basic	$1.32	$1.00	$.75
Diluted	$1.30	$.97	$.73

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Net earnings	$2,061	$1,513	$1,134
Other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(38), $47 and $746 in 2003, 2002 and 2001, respectively	(74)	91	1,448
Reclassification adjustment for realized gains included in earnings, net of taxes of $53, $11 and $40 in 2003, 2002 and 2001, respectively	(103)	(20)	(77)
Comprehensive income	$1,884	$1,584	$2,505
Accumulated comprehensive income	$ 673	$ 850	$ 779

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended June 30, 2003, 2002 and 2001
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by stock benefit plans	Unrealized gains (losses) on securities designated as available for sale	Treasury stock	Total
Balance at June 1, 2000	$ -	$8,454	$7,870	$(1,059)	$ (592)	$(2,092)	$12,581
Amortization of expense related to stock benefit plans	-	28	-	278	-	-	306
Net earnings for the year ended June 30, 2001	-	-	1,134	-	-	-	1,134
Cash dividends of $.45 per share	-	-	(611)	-	-	-	(611)
Purchase of treasury shares - at cost	-	-	-	-	-	(278)	(278)
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	1,371	-	1,371
Balance at June 30, 2001	-	8,482	8,393	(781)	779	(2,370)	14,503
Amortization of expense related to stock benefit plans	-	32	-	244	-	-	276
Net earnings for the year ended June 30, 2002	-	-	1,513	-	-	-	1,513
Cash dividends of $.49 per share	-	-	(754)	-	-	-	(754)
Purchase of treasury shares - at cost	-	-	-	-	-	(260)	(260)
Issuance of shares under stock option plan	-	105	-	-	-	-	105
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	71	-	71
Balance at June 30, 2002	-	8,619	9,152	(537)	850	(2,630)	15,454
Amortization of expense related to stock benefit plans	-	60	-	252	-	-	312
Net earnings for the year ended June 30, 2003	-	-	2,061	-	-	-	2,061
Cash dividends of $1.53 per share	-	-	(2,431)	-	-	-	(2,431)
Purchase of treasury shares - at cost	-	-	-	-	-	(76)	(76)
Issuance of shares under stock option plan	-	1,216	-	-	-	-	1,216
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(177)	-	(177)
Balance at June 30, 2003	$ -	$9,895	$8,782	$ (285)	$ 673	$(2,706)	$16,359

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net earnings for the year	$ 2,061	$ 1,513	$ 1,134
Adjustments to reconcile net earnings to net cash from operating activities:			
Amortization of discounts and premiums on loans, investments and mortgage-backed securities - net	614	13	35
Amortization of deferred loan origination fees	(62)	(62)	(51)
Amortization of expense related to stock benefit plans	312	276	306
Depreciation and amortization	127	128	122
Provision for losses on loans	249	70	1
Gain on sale of investment securities	(156)	(31)	(117)
Federal Home Loan Bank stock dividends	(44)	(44)	(55)
Loss on sale of real estate acquired through foreclosure	4	-	-
Increase (decrease) in cash, net of acquisition of Waverly Building and Loan Company, due to changes in:			
Accrued interest receivable on loans	(92)	(35)	(125)
Accrued interest receivable on mortgage-backed securities	(21)	9	9
Accrued interest receivable on investments and interest-bearing deposits	63	6	60
Prepaid expenses and other assets	(290)	142	(20)
Accrued interest payable	(13)	(44)	139
Other liabilities	(128)	(52)	(57)
Federal income taxes			
Current	(333)	90	189
Deferred	(62)	(47)	(34)
Net cash provided by operating activities	2,229	1,932	1,536
Cash flows from investing activities:			
Proceeds from maturity of investment securities	18,229	23,885	7,986
Proceeds from sale of investment securities	6,629	31	119
Purchase of investment securities	(17,573)	(23,914)	(7,911)
Purchase of mortgage-backed securities	(9,963)	(3,011)	(1,260)
Principal repayments on mortgage-backed securities	4,896	4,706	1,480
Purchase of loans	(2,750)	(2,000)	(2,872)
Loan principal repayments	38,907	34,588	23,005
Loan disbursements	(42,821)	(34,533)	(28,647)
Purchase of office premises and equipment	(679)	(11)	(150)
Proceeds from sale of real estate acquired through foreclosure	370	-	-
Increase in certificates of deposit in other financial institutions - net	(73)	-	-
Net cash received through acquisition of Waverly Building and Loan Company	-	906	-
Net cash provided by (used in) investing activities	(4,828)	647	(8,250)
Net cash provided by (used in) operating and investing activities (subtotal carried forward)	(2,599)	2,579	(6,714)

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended June 30, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Net cash provided by (used in) operating and investing activities (subtotal brought forward)	$(2,599)	$2,579	$ (6,714)
Cash flows from financing activities:			
Net increase in deposit accounts	3,816	1,428	10,718
Proceeds from Federal Home Loan Bank advances	2,400	8,300	3,000
Repayment of Federal Home Loan Bank advances	(2,435)	(8,334)	(6,533)
Advances by borrowers for taxes and insurance	15	(9)	(2)
Proceeds from issuance of shares under stock option plan	1,216	105	-
Purchase of treasury stock	(76)	(260)	(278)
Dividends paid on common stock	(2,431)	(754)	(611)
Net cash provided by financing activities	2,505	476	6,294
Net increase (decrease) in cash and cash equivalents	(94)	3,055	(420)
Cash and cash equivalents at beginning of year	7,704	4,649	5,069
Cash and cash equivalents at end of year	$ 7,610	$7,704	$ 4,649
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	$ 688	$ 390	$ 435
Interest on deposits and borrowings	$ 3,781	$5,094	$ 6,339
Supplemental disclosure of noncash investing activities:			
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ (177)	$ 71	$ 1,371
Transfers from loans to real estate acquired through foreclosure	$ 374	$ -	$ -
Fair value of assets received in acquisition of the Waverly Building and Loan Company	$ -	$5,646	$ -

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ASB Financial Corp. (the "Corporation") is a savings and loan holding company whose primary activity is holding the stock of its wholly-owned subsidiary, American Savings Bank, fsb (the "Savings Bank"). The Savings Bank conducts a general banking business in southeastern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

In June 2002, the Savings Bank acquired substantially all of the assets and liabilities of The Waverly Building and Loan Company ("Waverly"). The acquisition was accounted for using the purchase method of accounting. The business combination with Waverly added approximately $5.6 million in assets and $4.6 million in liabilities to the Corporation at June 30, 2002. Consistent with the purchase method of accounting, Waverly's revenue and expense accounts for fiscal 2002 were not included in the Corporation's operating results for the fiscal year ended June 30, 2002. Financial and pro-forma disclosures pursuant to SFAS No. 141 have not been presented as the acquisition was not material to the Corporation.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Savings Bank, ASB Community Development Corporation and A.S.L. Services, Inc., the Savings Bank's wholly-owned subsidiaries. ASB Community Development Corporation was formed in March 2003 for the purpose of participating in a federal program designed to promote lending in new markets, which in turn will provide federal income tax credits to the Savings Bank. All significant intercompany balances and transactions have been eliminated.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

At June 30, 2003 and 2002, the Corporation had designated all investment and mortgage-backed securities as available for sale.

Realized gains and losses on sales of securities are recognized using the specific identification method.

Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loan Origination Fees

The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses

It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the Savings Bank's primary lending area. When the collection of a loan becomes doubtful or otherwise troubled, the Savings Bank records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

The Savings Bank's total impaired loans were as follows at June 30:

	2003	2002
	(In thousands)	
Impaired loans with related allowance	$384	$396
Impaired loans with no related allowance	-	-
Total impaired loans	$384	$396

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses (continued)

	2003	2002	2001
		(In thousands)	
Allowance on impaired loans			
Beginning balance	$ 46	$ 46	$ 46
Provision	-	-	-
Ending balance	$ 46	$ 46	$ 46
Average balance of impaired loans	$436	$446	$452
Interest income recognized on impaired loans	$ 20	$ 30	$ 36

The allowance for impaired loans is not included in the Savings Bank's overall allowance for credit losses.

Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value, less estimated selling expenses at the date of acquisition. A real estate loss provision is recorded if the property's fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Federal Income Taxes (continued)

utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance, deferred compensation, and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

Salary Continuation Agreement

The Savings Bank has entered into salary continuation agreements with certain current and former key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $36,000 for each of the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

Benefit Plans

The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $165,000, $190,000 and $162,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

During fiscal 2003, the Corporation initiated a defined contribution 401(k) plan which provides matching contributions to employees' elective salary deferrals. Substantially all employees over the age of 21 are eligible to participate. Expense related to the 401(k) plan totaled approximately $8,000 for the fiscal year ended June 30, 2003.

The Corporation also has a Management Recognition Plan ("MRP") which provides for awards of up to 68,558 shares to members of the board of directors and management. During fiscal 1996, the MRP purchased 68,558 shares of the Corporation's common stock in the open market. Common shares awarded under the MRP vest ratably over a five year period, commencing with the date of the award. Expense recognized under the MRP totaled approximately $80,000, $100,000 and $93,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. As of June 30, 2003, all shares under the Corporation's MRP have been awarded. Expense related to this plan is expected to be approximately $75,000 for each of the next three fiscal years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share

Basic earnings per share for the fiscal years ended June 30, 2003, 2002 and 2001 is based upon the weighted-average shares outstanding during the year, less 8,128, 21,979 and 34,918 unallocated ESOP shares, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

	2003	2002	2001
Weighted-average common shares outstanding (basic)	1,561,513	1,512,553	1,515,886
Dilutive effect of assumed exercise of stock options	27,860	53,177	41,191
Weighted-average common shares outstanding (diluted)	1,589,373	1,565,730	1,557,077

Stock Option Plan

During fiscal 1996 the Board of Directors adopted the ASB Financial Corp. Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 225,423 shares, as adjusted, of authorized but unissued shares of common stock at fair value at the date of grant. In fiscal 1996, the Corporation granted 197,521 options which have an adjusted exercise price of $7.64. The number of options granted and the exercise price have been adjusted to give effect to the return of capital and special dividend distributions paid by the Corporation. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant.

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

ASB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Option Plan (continued)

		2003	2002	2001
		(In thousands, except per share data)		
Net earnings	As reported	$2,061	$1,513	$1,134
	Pro-forma	$2,050	$1,511	$1,111
Earnings per share Basic	As reported	$1.32	$1.00	$.75
	Pro-forma	$1.31	$1.00	$.73
Diluted	As reported	$1.30	$.97	$.73
	Pro-forma	$1.29	$.97	$.71

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during fiscal 2003 and 2001: dividend yield of 2.9% and 4.9%, respectively; expected volatility of 20.0% for both years; a risk-free interest rate of 3.4% and 5.0%, respectively; and an expected life of ten years for all grants.

A summary of the status of the Corporation's Plan as of June 30, 2003, 2002 and 2001, and changes during the periods ending on those dates is presented below:

	2003		2002		2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	212,915	$ 7.69	226,672	$7.70	164,557	$10.08
Adjustment for special dividend distributions	-	-	-	-	52,115	(2.44)
Granted	9,712	16.50	-	-	10,000	8.75
Exercised	(144,933)	7.64	(13,757)	7.64	-	-
Forfeited	-	-	-	-	-	-
Outstanding at end of year	77,694	$ 8.89	212,915	$7.69	226,672	$ 7.70
Options exercisable at year-end	61,982	$ 7.71	204,915	$7.65	216,672	$ 7.64
Weighted-average fair value of options granted during the year		$ 5.28		N/A		$ 1.34

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Option Plan (continued)

The following information applies to options outstanding at June 30, 2003:

Number outstanding	67,982
Range of exercise prices	$7.64-$8.75
Number outstanding	9,712
Range of exercise prices	$16.50
Weighted-average exercise price	$8.89
Weighted-average remaining contractual life	4.0 years

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2003 and 2002:

Cash and cash equivalents: The financial statement carrying amounts for cash and cash equivalents are deemed to approximate fair value.

Certificates of deposit in other financial institutions: The financial statement carrying amounts for certificates of deposit in other financial institutions are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair values of NOW accounts, passbook accounts, money market demand accounts and advances by borrowers are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances are estimated using the rates currently offered for similar advances with similar remaining maturities.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2003 and 2002, the difference between the fair value and notional amount of loan commitments was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 were as follows:

	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents and certificates of deposit	$ 7,783	$ 7,783	$ 7,804	$ 7,804
Investment securities	13,005	13,005	20,866	20,866
Mortgage-backed securities	12,130	12,130	7,091	7,091
Loans receivable	114,974	117,421	109,015	107,842
Federal Home Loan Bank stock	1,061	1,061	1,017	1,017
	$148,953	$151,400	$145,793	$144,620
Financial liabilities				
Deposits	$130,780	$131,630	$126,872	$125,920
Federal Home Loan Bank advances	4,188	4,184	4,223	4,172
Escrow deposits	177	177	162	162
	$135,145	$135,991	$131,257	$130,254

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $73,000, $48,000 and $49,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

Effects of Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective July 1, 2002, without material effect on the Corporation's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, without material effect on the Corporation's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effects of Recent Accounting Pronouncements (continued)

SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

The Corporation adopted SFAS No. 147 effective October 1, 2002, without material effect on the its financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Corporation adopted the disclosure provisions of SFAS No. 148 effective March 31, 2002. Management does not expect SFAS No. 148 to have a material effect on the its financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation has financial letters of credit which require the Corporation to make payment if the customer's financial condition deteriorates, as defined in the agreements. FIN 45 requires the Corporation to record an initial liability, generally equal to the fees received for these letters of credit when guaranteeing obligations. FIN 45 applies prospectively to letters of credit the Corporation issues or modifies subsequent to December 31, 2002.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effects of Recent Accounting Pronouncements (continued)

The Corporation defines the initial fair value of these letters of credit as the fee received from the customer. The maximum potential undiscounted amount of future payments of these letters of credit as of June 30, 2003 are $312,000 and they expire through January 2004. Amounts due under these letters of credit would be reduced by any proceeds that the Corporation would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation adopted the disclosure provisions of FIN 46 effective January 31, 2003, and does not expect FIN 46 to have a material effect on its financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

The guidance in Statement 149 is generally effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date.

Management does not expect SFAS No. 149 to have a material effect on the Corporation's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effects of Recent Accounting Pronouncements (continued)

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management does not expect SFAS No. 150 to have a material effect on the Corporation's financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2003 and 2002 are summarized as follows:

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government agency obligations	$11,932	$ 90	$-	$12,022
Municipal obligations	203	5	-	208
FHLMC stock	15	760	-	775
	$12,150	$855	$-	$13,005

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government agency obligations	$19,402	$ 174	$-	$19,576
Municipal obligations	40	-	-	40
FHLMC stock	15	933	-	948
Corporate equity securities	263	62	23	302
	$19,720	$1,169	$ 23	$20,866

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of U.S. Government agency and municipal obligations by contractual term to maturity at June 30 are shown below:

	2003		2002	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Due in three years or less	$ 250	$ 252	$ 250	$ 251
Due after three years through five years	3,723	4,291	9,858	9,908
Due after five years	8,162	7,687	9,334	9,457
	$12,135	$12,230	$19,442	$19,616

At June 30, 2003 and 2002, the Corporation had pledged investment securities totaling $6.3 million and $7.1 million, respectively, to secure public and other deposits.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2003 and 2002 are summarized as follows:

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:	(In thousands)			
Federal Home Loan Mortgage Corporation participation certificates	$ 3,593	$ 43	$-	$ 3,636
Government National Mortgage Association participation certificates	1,817	69	-	1,886
Federal National Mortgage Association participation certificates	6,468	51	-	6,519
Collateralized mortgage obligations	89	-	-	89
Total mortgage-backed securities	$11,967	$163	$-	$12,130

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:	(In thousands)			
Federal Home Loan Mortgage Corporation participation certificates	$1,441	$ 35	$-	$1,476
Government National Mortgage Association participation certificates	2,355	97	-	2,452
Federal National Mortgage Association participation certificates	2,373	15	3	2,385
Collateralized mortgage obligations	780	-	2	778
Total mortgage-backed securities	$6,949	$147	$ 5	$7,091

The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	June 30, 2003	June 30, 2002
	(In thousands)	
Due within three years	$ 14	$ 36
Due in three to five years	532	25
Due in five to ten years	1,356	1,266
Due in ten to twenty years	2,296	870
Due after twenty years	7,769	4,752
	$11,967	$6,949

Proceeds from sales of investment securities amounted to $6.6 million, $31,000 and $119,000 during the fiscal years ended June 30, 2003, 2002 and 2001, respectively, and resulted in gross realized gains totaling $156,000, $31,000 and $117,000, for those respective periods.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at June 30 is as follows:

	2003	2002
	(In thousands)	
Residential real estate		
One- to four- family	$ 75,737	$ 73,300
Multi-family	6,224	4,717
Construction	3,996	1,342
Nonresidential real estate and land	15,643	12,436
Consumer and other	15,408	19,617
	117,008	111,412
Less:		
Undisbursed portion of loans in process	843	1,365
Deferred loan origination fees	182	177
Allowance for loan losses	1,009	855
	$114,974	$109,015

The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprised approximately $82.0 million, or 70%, of the total loan portfolio at June 30, 2003, and $78.0 million, or 70%, of the total loan portfolio at June 30, 2002. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management believes that residential real estate values in the Savings Bank's primary lending area are presently stable.

In the normal course of business, the Savings Bank makes loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $911,000 and $810,000 at June 30, 2003 and 2002, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2003	2002	2001
		(In thousands)	
Balance at beginning of year	$ 855	$713	$723
Allowance resulting from acquisition of Waverly Building and Loan Company	-	160	-
Provision for losses on loans	249	70	1
Charge-offs of loans	(95)	(88)	(11)
Balance at end of year	$1,009	$855	$713

NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

As of June 30, 2003, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

Nonperforming loans totaled approximately $1.2 million, $707,000 and $618,000 at June 30, 2003, 2002 and 2001, respectively.

Interest income that would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms totaled approximately $58,000, $44,000 and $26,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30 were comprised of the following:

	2003	2002
	(In thousands)	
Land and improvements	$ 639	$ 389
Construction in progress	348	-
Office buildings and improvements	1,648	1,622
Furniture, fixtures and equipment	822	767
	3,457	2,778
Less accumulated depreciation and amortization	1,628	1,501
	$1,829	$1,277

During 2003, the Savings Bank began construction on a new office building in Waverly, Ohio, which will replace the leased facility currently in use. The office is scheduled to open in August 2003. Total expenditures are estimated to be $800,000 for the project, $600,000 of which had been paid at June 30, 2003.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-average interest rate	2003	2002
	(In thousands)	
NOW accounts		
2003 - .22%	$ 8,463	
2002 - .92%		$ 8,297
Passbook		
2003 - 1.10%	10,963	
2002 - 1.76%		10,919
Money market deposit accounts		
2003 - 1.17%	30,319	
2002 - 2.15%		21,920
Total demand, transaction and passbook deposits	49,745	41,136
Certificates of deposit		
Original maturities of:		
Less than 12 months		
2003 - 1.79%	3,958	
2002 - 2.59%		6,634
12 months to 24 months		
2003 - 3.07%	47,058	
2002 - 4.40%		48,387
30 months to 36 months		
2003 - 4.10%	2,754	
2002 - 4.42%		4,462
More than 36 months		
2003 - 4.50%	4,922	
2002 - 4.56%		1,979
Individual retirement accounts		
2003 - 3.49%	16,114	
2002 - 4.35%		15,856
Jumbo accounts		
2003 - 2.94%	6,229	
2002 - 3.61%		8,418
Total certificates of deposit	81,035	85,736
Total deposit accounts	$130,780	$126,872

At June 30, 2003 and 2002, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $12.8 million and $15.3 million, respectively.

NOTE F - DEPOSITS (continued)

Interest expense on deposits for the year ended June 30 is summarized as follows:

	2003	2002 (In thousands)	2001
Passbook	$ 221	$ 260	$ 226
NOW and money market deposit accounts	482	567	800
Certificates of deposit	3,114	4,104	5,007
	$3,817	$4,931	$6,033

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

	2003	2002
	(In thousands)	
Less than one year	$13,442	$59,243
One to three years	58,677	23,857
Over three years	8,916	2,636
	$81,035	$85,736

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2003 by pledges of certain residential mortgage loans totaling $5.2 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing year ending June 30,	June 30, 2003	2002
		(Dollars in thousands)	
1.24%	2004	$1,000	$1,000
1.00% - 3.16%	2008	2,188	2,223
1.24%	2009	1,000	1,000
		$4,188	$4,223
Weighted-average interest rate		1.33%	1.95%

NOTE H - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:

	2003	2002	2001
		(In thousands)	
Federal income taxes computed at statutory rate	$988	$623	$542
Increase (decrease) in taxes resulting from:			
Low income housing investment tax credits	(78)	(78)	(78)
Community development tax credit	(100)	-	-
Nontaxable interest income	(3)	(3)	(3)
Other	39	6	(1)
Federal income tax provision per consolidated financial statements	$846	$548	$460

The composition of the Corporation's net deferred tax asset at June 30 was as follows:

	2003	2002
	(In thousands)	
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:		
Deferred tax assets:		
General loan loss allowance	$343	$291
Deferred compensation	529	527
Stock benefit plans	26	68
Book/tax depreciation	4	16
Total deferred tax assets	902	902
Deferred tax liabilities:		
Percentage of earnings bad debt deduction	(38)	(75)
Deferred loan origination costs	(101)	(140)
Federal Home Loan Bank stock dividends	(259)	(243)
Unrealized gains on securities designated as available for sale	(345)	(438)
Total deferred tax liabilities	(743)	(896)
Net deferred tax asset	$159	$ 6

Prior to fiscal 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2003 includes approximately $2.1 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $660,000 at June 30, 2003. The Savings Bank is required to recapture as taxable income approximately $780,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will continue to amortize the recapture of the bad debt reserve in taxable income over a six year period, which commenced in fiscal 1998.

NOTE I - LOAN COMMITMENTS

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2003, the Savings Bank had outstanding commitments to originate loans totaling approximately $2.0 million. In addition, the Savings Bank had unused lines of credit for home equity loans and commercial loans totaling $2.3 million and $4.4 million, respectively. Further, the Savings Bank had outstanding commercial letters of credit totaling $312,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2003, and will be funded from normal cash flow from operations.

NOTE J - REGULATORY CAPITAL

The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, described below as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighting factor of 50%.

NOTE J - REGULATORY CAPITAL (continued)

During fiscal 2002, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2003 and 2002, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

As of June 30, 2003

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$12,853	8.6%	≥$2,260	≥1.5%	≥$7,535	≥ 5.0%
Core capital	$12,853	8.6%	≥$6,028	≥4.0%	≥$9,042	≥ 6.0%
Risk-based capital	$14,669	15.8%	≥$7,422	≥8.0%	≥$9,278	≥10.0%

As of June 30, 2002

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$13,461	9.1%	≥$2,214	≥1.5%	≥$7,379	≥ 5.0%
Core capital	$13,461	9.1%	≥$5,903	≥4.0%	≥$8,854	≥ 6.0%
Risk-based capital	$14,316	16.5%	≥$6,930	≥8.0%	≥$8,662	≥10.0%

The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

The following condensed financial statements summarize the financial position of the Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the fiscal years ended June 30, 2003, 2002 and 2001.

ASB FINANCIAL CORP.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2003 and 2002
(In thousands)

ASSETS	2003	2002
Interest-bearing deposits in American Savings Bank, fsb	$ 706	$ 678
Interest-bearing deposits in other financial institutions	1,869	500
Investment securities	-	1,218
Loans receivable	164	338
Loan receivable from ESOP	98	259
Investment in American Savings Bank, fsb	13,526	14,265
Prepaid expenses and other	229	95
Total assets	$16,592	$17,353
LIABILITIES AND SHAREHOLDERS' EQUITY		
Checks issued in excess of bank balance	$ -	$ 1,625
Dividends payable	233	198
Other liabilities	-	53
Deferred federal income taxes	-	23
Total liabilities	233	1,899
Shareholders' equity		
Common stock and additional paid-in capital	9,895	8,619
Retained earnings	8,782	9,152
Shares acquired by stock benefit plans	(285)	(537)
Treasury shares	(2,706)	(2,630)
Unrealized gains on securities designated as available for sale, net	673	850
Total shareholders' equity	16,359	15,454
Total liabilities and shareholders' equity	$16,592	$17,353

ASB FINANCIAL CORP.
STATEMENTS OF EARNINGS
Year ended June 30, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Revenue			
Interest income	$ 117	$ 185	$ 170
Gain on sale of investments	95	-	-
Equity in earnings of American Savings Bank, fsb	2,001	1,458	1,157
Total revenue	2,213	1,643	1,327
General and administrative expenses	120	101	188
Earnings before income taxes	2,093	1,542	1,139
Federal income taxes	32	29	5
NET EARNINGS	$2,061	$1,513	$1,134

NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)

ASB FINANCIAL CORP.
STATEMENTS OF CASH FLOWS
Year ended June 30, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net earnings for the year	$2,061	$1,513	$1,134
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Gain on sale of investments	(95)	-	-
Amortization of premiums and discounts on loans and investment securities - net	-	(2)	3
(Undistributed earnings of) excess distributions from consolidated subsidiary	999	(1,458)	(1,157)
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	(134)	50	27
Deferred federal income taxes	-	(1)	(20)
Other liabilities	(97)	13	65
Net cash provided by operating activities	2,734	115	52
Cash flows provided by (used in) investing activities:			
Proceeds from repayment of loan	161	140	140
Proceeds from return of capital on investment securities	-	21	-
Proceeds from sale of investment securities	1,244	-	-
Loan principal repayments	942	151	11
Loan disbursements	(768)	-	(500)
Net cash provided by (used in) investing activities	1,579	312	(349)
Cash flows provided by (used in) financing activities:			
Checks issued in excess of bank balance	(1,625)	592	1,033
Proceeds from exercise of stock options	1,216	105	-
Payment of dividends on common stock	(2,431)	(754)	(611)
Purchase of treasury shares	(76)	(260)	(278)
Net cash provided by (used in) financing activities	(2,916)	(317)	144
Net increase (decrease) in cash and cash equivalents	1,397	110	(153)
Cash and cash equivalents at beginning of year	1,178	1,068	1,221
Cash and cash equivalents at end of year	$2,575	$1,178	$1,068

NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 2003 and 2002. Certain amounts, as previously reported, have been reclassified to conform to the 2003 presentation.

	Three Months Ended			
	September 30,	December 31,	March 31,	June 30,
2003:	(In thousands, except per share data)			
Total interest income	$2,474	$2,416	$2,304	$2,382
Total interest expense	1,079	993	919	897
Net interest income	1,395	1,423	1,385	1,485
Provision for losses on loans	-	124	45	80
Other income	133	147	179	286
General, administrative and other expense	837	675	841	924
Earnings before income taxes	691	771	678	767
Federal income taxes	203	255	173	215
Net earnings	$ 488	$ 516	$ 505	$ 552
Earnings per share				
Basic	$.32	$.35	$.32	$.33
Diluted	$.31	$.34	$.32	$.33

NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

	Three Months Ended			
	September 30,	December 31,	March 31,	June 30,
2002:	(In thousands, except per share data)			
Total interest income	$2,571	$2,360	$2,316	$2,296
Total interest expense	1,552	1,334	1,117	1,047
Net interest income	1,019	1,026	1,199	1,249
Provision for losses on loans	-	22	23	25
Other income	123	147	103	113
General, administrative and other expense	750	702	800	825
Earnings before income taxes and extraordinary item	392	449	479	512
Federal income taxes	109	136	150	153
Net earnings before extraordinary item	283	313	329	359
Extraordinary item - negative goodwill arising from Waverly acquisition - net of tax	-	-	-	229
Net earnings	$ 283	$ 313	$ 329	$ 588
Earnings per share				
Basic	$.19	$.21	$.22	$.38
Diluted	$.18	$.20	$.21	$.38

ASB FINANCIAL CORP.
DIRECTORS AND OFFICERS

Robert M. Smith President and Chief Executive Officer American Savings Bank, fsb	Director and President
Gerald R. Jenkins Retired President and Chief Executive Officer American Savings Bank, fsb	Director
William J. Burke Director and Chief Executive Officer OSCO Industries, Inc.	Director
Lee O. Fitch Shareholder and Director Miller, Searl & Fitch, L.P.A.	Director
Louis M. Schoettle, M.D. Physician Retired	Director
Christopher H. Lute Director and Chief Executive Officer Lute Supply, Inc.	Director
Jack A. Stephenson Vice President American Savings Bank, fsb	Vice President
Michael L. Gampp Chief Financial Officer and Vice President American Savings Bank, fsb	Chief Financial Officer
M. Kathryn Fish Secretary American Savings Bank, fsb	Secretary
Carlisa R. Baker Treasurer American Savings Bank, fsb	Treasurer

AMERICAN SAVINGS BANK, fsb
DIRECTORS AND OFFICERS

Robert M. Smith	Director, President and CEO
Gerald R. Jenkins	Director
William J. Burke	Director
Lee O. Fitch	Director
Louis M. Schoettle, M.D.	Director
Christopher Lute	Director
Jack A. Stephenson	Vice President
Michael L. Gampp	Chief Financial Officer and Vice President
Carlisa R. Baker	Treasurer
M. Kathryn Fish	Secretary

SHAREHOLDER SERVICES

Illinois Stock Transfer Company serves as transfer agent and dividend distributing agent for ASB's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606-6905
(312)427-2953

ANNUAL MEETING

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 22, 2003, at 11:00 a.m., Eastern Time, at the Shawnee State Park Resort and Conference Center, 4404B State Route 125, West Portsmouth, Ohio 45663. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-KSB

A copy of ASB's Annual Report on Form 10-KSB, excluding exhibits, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon written request to:

American Savings Bank, fsb
503 Chillicothe Street
Portsmouth, Ohio 45662
Attention: Robert M. Smith, President